Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Ratio of Earnings to Fixed Charges

American Tower Corporation

The following table reflects the computation of the ratio of earnings to fixed charges for the periods presented (in thousands):

	Year Ended December 31,					Nine Months Ended September 30,
	2004	2005	2006	2007	2008	2008	2009
	(In thousands)
Computation of Earnings:
(Loss) income from continuing operations before income taxes, minority interest and (loss) income on equity method investments	$(325,112)	$(135,554)	$70,864	$152,840	$371,920	$273,875	$314,561

Add:
Interest expense (1)	263,734	223,911	217,134	237,314	255,073	192,684	189,460
Operating leases	35,622	50,601	71,092	73,916	79,189	59,542	61,112
Amortization of interest capitalized	2,532	2,563	2,600	2,622	2,692	2,705	2,741
Earnings as adjusted	(23,224)	141,521	361,690	466,692	708,874	528,806	567,874

Computation of fixed charges:
Interest expense	263,734	223,911	217,134	237,314	255,073	192,684	189,460
Interest capitalized	226	473	651	—	770	580	353
Operating leases	35,622	50,601	71,092	73,916	79,189	59,542	61,112
Fixed charges	299,582	274,985	288,877	311,230	335,032	252,806	250,924

(Deficiency) excess in earnings required to cover fixed charges	$(322,806)	$(133,464)	$72,813	$155,462	$373,842	$276,000	$316,950

Ratio of earnings to fixed charges (2)	—	—	1.25x	1.50x	2.12x	2.09x	2.26x

(1)	Interest expense includes amortization of deferred financing costs. Interest expense also includes an amount related to our capital lease with TV Azteca.
(2)	For the purpose of this calculation, “earnings” consists of (loss) income from continuing operations before income taxes, (loss) income on equity method investments and fixed charges (excluding interest capitalized and amortization of interest capitalized). “Fixed charges” consist of interest expense, including amounts capitalized, amortization of debt discount and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon.